UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

(Exact name of registrant as specified in its charter)

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On August 11, 2026, NewGenIvf Group Limited (the “Company”) entered into an Amendment and Exchange Agreement (the “Exchange Agreement”) with a certain institutional investor (the “Holder”), pursuant to which on August 14, 2026, the Company issued to the Holder a new senior convertible note in the aggregate principal amount of $7,105,468.75 (the “New Note”) in exchange for the Holder’s existing convertible notes and related warrants previously issued by the Company to the Holder. In connection with the Exchange Agreement, on August 14, 2026, the Holder also entered into a Leak-Out Agreement with the Company (the “Leak-Out Agreement”) restricting the Holder’s sales of the Company’s Class A ordinary shares issuable upon conversion of the New Note.

On August 17, 2026, the Company issued a press release announcing its entry into the Exchange Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The foregoing descriptions of the Exchange Agreement, the New Note and the Leak-Out Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed herewith as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment and Exchange Agreement, dated August 11, 2026, by and between NewGenIvf Group Limited and the Holder
10.2	Form of Senior Convertible Note issued by NewGenIvf Group Limited to the Holder
10.3	Form of Leak-Out Agreement, dated August 14, 2026, by and between NewGenIvf Group Limited and the Holder
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2026

NEWGENIVF GROUP LIMITED

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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